



12010162

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SECUR~ ~SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C /V~

SEC FILE NUMBER
8- 66206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2011_____AND ENDING_____12/31/2011_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMI Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 University Boulevard, Suite 800
                              (No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Mr. William Hill   303-398-7237
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
                    (Name – if individual, state last, first, middle name)

600 Peachtree Street, N.E., Ste 1900	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FEB 2 7 2012

Washington, DC
110

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/12/12

OATH OR AFFIRMATION

I, _____ William Hill _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ FMI Capital Advisors, Inc. _____ , as of _____ December 31 _____ , 20__11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Agreed-Upon Procedures Applied to Form SIPC-7

FMI Capital Advisors, Inc.

For the Year Ended December 31, 2011



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
FMI Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by FMI Capital Advisors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating FMI Capital Advisors, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7).   FMI Capital Advisors, Inc.'s management is responsible for the FMI Capital Advisors, Inc.'s compliance with those requirements.   This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.   The sufficiency of these procedures is solely the responsibility of those parties specified in this report.   Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (i.e. the general ledger) noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences greater than $1.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.



Page 3

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of FMI Capital Advisors, Inc. and other specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Atlanta, Georgia
February 16, 2012

FMI CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

FMI CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

FMI CAPITAL ADVISORS, INC.

Table of Contents

December 31, 2011



FRAZIER & DEETER, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
FMI Capital Advisors, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of FMI Capital Advisors, Inc. (an S-corporation) as of December 31, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMI Capital Advisors, Inc. as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 16, 2012
Atlanta, Georgia

Frazier & Deeter, LLC


An Independent Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants, Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF International.

FMI CAPITAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2011

Assets

Current Assets:		
Cash and cash equivalents	$	12,354,052
Accounts receivable, less allowance for doubtful accounts of $9,406		462,203
Prepaid expenses		6,016
Total Current Assets	$	12,822,271

Liabilities and Stockholder's Equity

Current Liabilities:		
Accounts payable	$	6,488
Accrued compensation		4,036,379
Deferred revenue		524,389
Due to related party		252,965
Total current liabilities		4,820,221
Commitments		
Stockholder's Equity:		
Common stock, $0.001 par value; 1,000 shares authorized; 275 shares issued and outstanding		1
Additional paid-in capital		177,248
Retained earnings		7,824,801
Total stockholder's equity		8,002,050
Total Liabilities and Stockholder's Equity	$	12,822,271

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.

Statement of Operations

For the Year Ended December 31, 2011

Revenues	$ 16,632,967
Costs and expenses:	
Salaries, compensation, and benefits	9,119,475
General and administrative	1,789,653
Sales and travel	1,067,482
Total costs and expenses	11,976,610
Net income	$ 4,656,357

FMI CAPITAL ADVISORS, INC.

Statement of Stockholder's Equity

For the Year Ended December 31, 2011

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2010	275	$ 1	$ 177,248	$ 3,168,444	$ 3,345,693
Net income	-	-	-	4,656,357	4,656,357
Balance, December 31, 2011	275	$ 1	$ 177,248	$ 7,824,801	$ 8,002,050

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2011

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:

Net income	$ 4,656,357
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	789,021
Prepaid expenses	554
Due from related party	1,001,953
Accounts payable	2,577
Accrued compensation	2,634,542
Deferred revenue	82,175
Due to related party	252,965
Total adjustments	4,763,787
Net cash provided by operating activities	9,420,144
Net increase in cash and cash equivalents	9,420,144
Cash and cash equivalents, beginning of year	2,933,908
Cash and cash equivalents, end of year	$ 12,354,052

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

FMI Capital Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to the construction industry. These services include: mergers and acquisitions, business valuations, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification"). The Codification is the single official source of authoritative generally accepted accounting principles in the Unites States ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

Revenue and deferred revenue

Investment Banking - The Company enters into contracts with customers to provide investment banking services. These contracts generally contain an upfront fee with a success fee that is contingent upon the closing of a transaction. The Company records the upfront fee as deferred revenue and amortizes the amount on a straight-line basis to revenue over the estimated contractual relationship period of 12 months. The contingent success fee is recognized as revenue upon the achievement of the contingent event, which is generally the successful closing of the transaction.

Valuation Services - The Company provides valuation reports and business appraisals. Generally, the services associated with the delivery of these reports and appraisals occur over a period of several months. The Company may receive an upfront payment or scheduled payments during the performance of the services. The Company has determined that delivery and performance under these contracts occurs upon the issuance of the final report to the customer. Therefore, any upfront or scheduled payments are recorded as deferred revenue until delivery of the final report occurs.

Other Services - The Company performs other consulting services that are billed at stated contractual rates based on an engagement letter. The Company recognizes revenue from these services upon the delivery of the service to the customer and when collection is reasonably assured.

FMI CAPITAL ADVISORS, INC.

Notes to Financial Statements - Continued

December 31, 2011

Note 1 - Description of business and summary of significant accounting policies - continued:

Revenue and deferred revenue - continued

Billable Expenses - The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these billable costs as revenue in the period in which the cost is incurred and the revenue is earned. For the year ended December 31, 2011, included in revenue is approximately $346,000 of billable expenses. The Company includes the costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2011, included in sales and travel expense is approximately $319,000 in billable costs incurred.

Cash equivalents

For purposes of these financial statements, the Company considers all highly-liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible customer accounts based on management estimates. Allowance adjustments are charged to operations expense in the period in which the related facts causing adjustment become known. As of December 31, 2011, management recorded an allowance for doubtful accounts of $9,406. Generally, the Company requires no collateral from its customers.

Advertising

The Company expenses all advertising costs as incurred. Advertising costs were approximately $375,000 for the year ended December 31, 2011.

Income taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a qualified Subchapter S Subsidiary ("Qsub") of its parent corporation, FMI Corporation ("Parent"). Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

FMI CAPITAL ADVISORS, INC.

Notes to Financial Statements - Continued

December 31, 2011

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes - continued

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending December 31, 2008. As of December 31, 2011, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through February 16, 2012, the date at which the financial statements were available to be issued. All subsequent events, if any, requiring recognition as of December 31, 2011, have been incorporated into these financial statements.

Note 2 - Related party transactions:

The Company is a wholly-owned subsidiary of the Parent, a management consulting and services firm serving the construction industry.

The Company and the Parent have entered into a Financing, Expense Sharing and Accounting Agreement ("Agreement"). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. For the year ended December 31, 2011, included in general and administrative expenses was $1,331,593 of allocated costs charged to the Company under the Agreement.

FMI CAPITAL ADVISORS, INC.

Notes to Financial Statements - Continued

December 31, 2011

Note 2 - Related party transactions - continued:

Certain employees of the Company provide services to the Parent or other divisions within the Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2011, the net amount of salary and benefits charged to the Parent by the Company was approximately $24,000.

As of December 31, 2011, the Company had a payable due to the Parent of $252,965.

Note 3 - Concentration of credit risk:

The Company's business activity is exclusively with customers in the construction industry. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, generally no collateral is required. Losses pertaining to those credit risks, in the aggregate have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 4 - Major customers:

One customer accounted for approximately 12% of total accounts receivable as of December 31, 2011. One customer accounted for approximately 12% of total revenue for the year ended December 31, 2011.

Note 5 - Employee benefit plan:

The Company's employees are eligible to participate in the 401(k) retirement savings plan (the "Plan") of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of compensation each year. The Parent also reserves the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2011, the Parent elected to contribute an additional 5% of compensation to each participant. The total employer contributions and plan expense paid by the Company for the year ended December 31, 2011 was approximately $280,000 and $114,000 was included in accrued compensation at December 31, 2011.

FMI CAPITAL ADVISORS, INC.

Notes to Financial Statements - Continued

December 31, 2011

Note 6 - Commitments:

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations or other obligations of the Parent. The Company is charged for usage of the office space through the Agreement with the Parent.

Note 7 - Subordinated liabilities:

The Company had no existing subordinated liabilities during 2011 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

Note 8 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $321,349 at December 31, 2011, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital, as defined, of $7,996,034 which was $7,674,685 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 0.60 to 1.

SUPPLEMENTAL INFORMATION

FMI CAPITAL ADVISORS, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2011

Description	As Previously Stated	Debit	Credit	As Stated
Assets				
Current Assets:				
Cash and cash equivalents	$ 12,354,052	$ -	$ -	$ 12,354,052
Accounts receivable, less allowance for doubtful accounts of $9,406	445,109	17,094	-	462,203
Prepaid expenses	6,016	-	-	6,016
Total current assets	$ 12,805,177	$ 17,094	$ -	$ 12,822,271
Liabilities and Stockholder's Equity				
Current Liabilities:				
Accounts payable	$ 6,488	$ -	$ -	$ 6,488
Accrued compensation	4,012,865	-	23,514	4,036,379
Deferred revenue	524,389	-	-	524,389
Due to related party	200,434	-	52,531	252,965
Total current liabilities	4,744,176	-	76,045	4,820,221
Stockholder's Equity:				
Common stock, $0.001 par value; 1,000 shares authorized; 275 shares issued and outstanding	1	-	-	1
Additional paid-in capital	177,248	-	-	177,248
Retained earnings	7,883,752	(58,951)	-	7,824,801
Total stockholder's equity	8,061,001	(58,951)	-	8,002,050
Total Liabilities and Stockholder's Equity	$ 12,805,177	$ (58,951)	$ 76,045	$ 12,822,271
Revenues and (Expenses)				
Revenues	$ 16,632,967	$ -	$ -	$ 16,632,967
Costs and expenses:				
Salaries, compensation, and benefits	(9,043,430)	(76,045)	-	(9,119,475)
General and administrative	(1,806,747)	-	17,094	(1,789,653)
Sales and travel	(1,067,482)	-	-	(1,067,482)
Total costs and expenses	(11,917,659)	(76,045)	17,094	(11,976,610)
Net income	$ 4,715,308	$ (76,045)	$ 17,094	$ 4,656,357

See independent auditors' report.

FMI CAPITAL ADVISORS, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition			$ 8,002,050
Deduct stockholder's equity not allowable for net capital			-
Total stockholder's equity qualified for net capital			8,002,050
Add:			
Subordinated borrowings allowable in			
computation of net capital			-
Other (deductions) or allowable credits			-
Total capital and allowable subordinated borrowings			8,002,050
Deductions and/or charges:			
Total nonallowable assets - deposit with FINRA		$ 6,016	
Secured demand note deficiency		-	
Commodity futures contracts and spot commodities-			
proprietary capital charges		-	
Other deductions and/or charges		-	
Other additions and/or allowable credits		-	6,016
Net capital before haircuts on securities positions			
(tentative net capital)			7,996,034
Subordinated securities borrowings		-	
Trading and investment securities:			
Exempted securities		-	
Debt securities		-	
Options		-	
Other securities		-	
Undue concentrations		-	
Other		-	-
Net capital			$ 7,996,034

FMI CAPITAL ADVISORS, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission - Continued

December 31, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	4,820,221
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent		
value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	4,820,221

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	321,349
Minimum dollar requirement	$	5,000
Net capital requirement	$	321,349
Excess net capital	$	7,674,685
Excess net capital at 1500%	$	7,674,685
Excess net capital at 1000%	$	7,514,012
Percentage of aggregate indebtedness to net capital		60%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	8,054,985
Audit adjustment to record additional 401(k) expense		(76,045)
Audit adjustment to reduce the bad debt reserve		17,094
Net capital per previous page	$	7,996,034

See independent auditors' report.

FMI CAPITAL ADVISORS, INC.

Schedule 3: Statement Regarding SEC Rule 15c3-3

December 31, 2011

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.



FRAZIER & DEETER, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5
TO THE STOCKHOLDER

The Board of Directors and Stockholder
FMI Capital Advisors, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of FMI Capital Advisors, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13; and

- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 16, 2012
Atlanta, Georgia

Frazier & Deeter, LLC